Exhibit 99.1

Vast and Mabanaft Secure AUD $40 Million Funding for CSP-powered Solar Methanol Plant SM1 to Help Decarbonise Shipping

Sydney, 14 February 2024 – Vast Renewables Limited (“Vast” (Nasdaq: VSTE), a renewable energy company specialising in concentrated solar thermal power (CSP) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced, along with its consortium partner Mabanaft, that they have signed funding agreements for up to ~AUD $40 million for the solar methanol plant, known as SM1.

As announced in January 2023, Vast will receive up to AUD $19.48 million from the Australian Renewable Energy Agency (ARENA) and Mabanaft will receive up to EUR $12.4 million from Projektträger Jülich (PtJ) on behalf of the German government after the SM1 project was selected last year as a part of the German-Australian Hydrogen Innovation and Technology Incubator (known as HyGATE).

“This is a giant leap for green fuel production globally,” said Craig Wood, CEO of Vast. “Solar methanol, produced at plants like SM1, has the potential to make a huge difference to the transport sector where it has proven difficult to decarbonise fuel sources. This funding is a testament to the tremendous opportunity provided by Vast’s technology as well as our partners within the Solar Methanol Consortium.”

Philipp Kroepels, Director New Energy at Mabanaft reaffirms: "With access to green methanol, our range of sustainable energy solutions for our customers continues to grow. The funding agreements make a crucial recognition and validation of our decarbonisation efforts and can make a strong contribution to strengthening Germany's leading role in the global energy transition."

The funding agreements are an important step forward for SM1, as well as the HyGATE program which seeks to support real-world pilot, trial, and demonstration projects along the hydrogen supply chain. Vast and Mabanaft are assessing SM1 with the Solar Methanol Consortium and are supported by fellow Australian technology company Calix as Principal CO2 Supply Partner and the Australian Solar Thermal Research Institute (ASTRI).

Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise several hard-to-abate industries, including shipping and aviation. SM1 will be powered by Vast’s CSP v3.0 technology, which aims to generate zero-emission heat and electricity to produce green methanol. CSP can provide an optimal balance of renewable heat and power, as required for the production of green fuels, and using the technology could potentially achieve a reduction of green fuel production costs of up to 40 per cent.

SM1 aims to produce up to 7,500 tonnes per annum of green methanol and the Consortium has attracted the interest of major off-takers. The project aims to be a catalyst for a solar methanol industry in Australia, with the potential to export the fuel to Germany and other global markets, creating hundreds of highly skilled jobs.

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

About Mabanaft

Mabanaft is a leading independent and integrated energy company providing its customers with innovative energy solutions for their transportation, heating, industrial and agricultural needs. The group is active in import, distribution and marketing of petroleum products, natural gas liquids, chemicals and biofuels, and supports its customers’ transition to cleaner fuels by providing alternative long-term solutions.

www.mabanaft.com

Contacts

For Investors:

Caldwell Bailey

ICR, Inc.

VastIR@icrinc.com

For US media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

Mabanaft Communications:

communications@mabanaft.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding SM1, Vast's future financial performance, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” "could," “estimate,” “expect,” “intend,” “may,” “project,” "should," “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognise the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project (including SM1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or its subsidiaries, including in relation to Vast’s recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated November 22, 2023, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.